UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Alon USA Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

020520102

(CUSIP Number)

Ortal Klein, Adv.

Europark (France Building)

Kibbutz Yakum, 60972

Israel

+972-9-9618504

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

13D

CUSIP No. 246647101

1	Name of reporting persons. I.R.S. Identification No. of above persons (entities only). Alon Israel Oil Company, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person (see instructions) HC

Amendment No. 9 to Schedule 13D

This is Amendment No. 9 (“Amendment No. 9”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, as amended by that Amendment No. 2 to Schedule 13D filed on September 8, 2008, as amended by that Amendment No. 3 to the Schedule 13D filed on September 23, 2009, as amended by that Amendment No. 4 to the Schedule 13D filed on January 5, 2010, as amended by that Amendment No. 5 to the Schedule 13D filed on November 2, 2010, as amended by that Amendment No. 6 to the Schedule 13D filed on May 6, 2011, as amended by that Amendment No. 7 to the Schedule 13D filed on July 18, 2011, as amended by that Amendment No. 8 to the Schedule 13D filed on February 20, 2015 relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On May 14, 2015, Alon Israel completed the sale of 33,691,292 shares of Common Stock of the Issuer to Delek US Holdings, Inc. (“Delek”) in exchange for 6,000,000 shares of Delek common stock, par value $0.01 per share, a $145.0 million promissory note payable to Alon Israel maturing in January 2021 and $200.0 million of cash.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

As a result of the sale described above of the shares of Common Stock of the Issuer, Alon Israel no longer holds any shares of the Issuer’s Common Stock.

As of the date of this Amendment No. 9, the Filing Parties do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and replaced with the following:

The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 6, as applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Avigdor Kaplan	May 19, 2015
Avigdor Kaplan
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).